SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 27, 2014

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-180880) AND ON FORM S-8 (Nos. 333-196453, 333-161683, 333-161684 AND 333-167643) OF TELEFONAKTIEBOLAGET LM ERICSSON (PUBL.) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION. TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/S/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/S/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Communications

Date: October 27, 2014

Third quarter report 2014, Stockholm, October 24, 2014 as adjusted for incorporation by reference.

THIRD QUARTER HIGHLIGHTS	Read more (page)

• Sales in the quarter were SEK 57.6 (53.0) b., a growth of 9% YoY and 5% QoQ.	3

• The sales growth YoY, mainly driven by growth in the Middle East, China, India and Russia was partly offset by sales decline in North America	2, 9

• Gross margin increased YoY to 35.2% (32.0%), driven by improved business mix, higher IPR revenues and lower restructuring charges	3

• Profitability showed stable improvement across all segments	4

• Operating income amounted to SEK 3.9 (4.2) b. The decline was mainly driven by revaluation of unrealized hedge contracts of SEK -1.0 (0.8) b.	4

• Cash flow from operating activities was SEK -1.4 (1.5) b.	10

SEK b.	Q3 2014	Q3 2013	YoY change	Q2 2014	QoQ change	9 months 2014	9 months 2013
Net sales	57.6	53.0	9%	54.8	5%	160.0	160.3
Gross margin	35.2%	32.0%	—	36.4%	—	36.0%	32.1%
Operating income	3.9	4.2	-8%	4.0	-3%	10.5	8.8
Operating margin	6.7%	8.0%	—	7.3%	—	6.6%	5.5%
Net income	2.6	3.0	-13%	2.7	-1%	7.0	5.7
EPS diluted, SEK	0.81	0.90	-10%	0.79	3%	2.25	1.72
Cash flow from operating activities	-1.4	1.5	-193%	2.1	-166%	10.1	2.8
Net cash, end of period 1)	29.4	24.7	19%	32.5	-9%	29.4	24.7

1)	Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures can be found on page 30.

Ericsson Third Quarter Report 2014	1

CEO Comments

Reported sales increased by 9% year-over-year with stable operating income.

The sales growth year-over-year was mainly driven by the Middle East, China, India and Russia, but was partly offset by lower sales in North America.

Mobile broadband sales increased both year-over-year and quarter-over-quarter as we have started to deliver on previously communicated key contracts. We are executing on 4G/LTE contracts in Mainland China and Taiwan and improving sales in Japan. Furthermore, the investment climate in India continues to improve. Sales in parts of Europe, mainly UK and Germany, showed growth year-over-year while the development in southern Europe continued to be weak.

Sales in North America continued to be driven by operator investments in capacity and quality enhancements. However, business activity slowed down during the quarter as operators currently focus on cash flow optimization.

The momentum for Professional Services continued and generated organic growth in the quarter driven by managed services sales and systems integration. The acquired Red Bee Media was successfully integrated and fully consolidated in the third quarter.

Political unrest prevails in many parts of the world, especially in the Middle East and Northern Africa. The quarter shows that our global footprint, with customer in 180 countries, gives us the scale and strength to manage regional variations.

Profitability showed stable improvement across all segments. This was primarily driven by favorable business mix, higher IPR revenues as well as efficiency enhancements. Operating income was negatively impacted by effects from hedge contracts, higher operating expenses related to modems and the acquired Mediaroom business as well as planned ramp up of investments in IP.

We continue to execute on our strategic agenda; to improve our profitability in the core business in order to invest in targeted areas such as IP networks, Cloud, TV & Media and OSS & BSS. Three important acquisitions were made in the quarter:

•	MetraTech accelerates our cloud and enterprise billing capabilities within BSS

•	Fabrix Systems extends our overall leadership position in TV & Media

•	Majority stake in Apcera that strengthens our position in enterprise cloud

During the quarter we took the strategic decision to stop all further development of modems and shift some R&D resources from segment Modems to Networks to pursue growth opportunities in the radio business.

Through our technology and services leadership we are well positioned to continue to be a strategic partner to our customers as they move to capture new market opportunities.

Hans Vestberg

President and CEO

Ericsson Third Quarter Report 2014	2

Financial highlights

SEK b.	Q3 2014	Q3 2013	YoY change	Q2 2014	QoQ change	9 months 2014	9 months 2013
Net sales	57.6	53.0	9%	54.8	5%	160.0	160.3
Of which Networks	30.0	26.7	13%	29.0	4%	83.4	82.9
Of which Global Services	24.5	24.0	2%	23.1	6%	67.9	70.3
Of which Support Solutions	3.1	2.4	30%	2.8	8%	8.6	7.1
Of which Modems	0.1	0.0	—	0.0	—	0.1	0.0
Gross income	20.3	17.0	20%	19.9	2%	57.5	51.5
Gross margin (%)	35.2%	32.0%	—	36.4%	—	36.0%	32.1%
Research and development expenses	-9.3	-7.7	20%	-9.1	2%	-26.6	-23.3
Selling and administrative expenses	-6.0	-5.8	4%	-6.5	-8%	-19.0	-19.1
Other operating income and expenses	-1.1	0.8	-241%	-0.2	450%	-1.3	-0.2
Operating income	3.9	4.2	-8%	4.0	-3%	10.5	8.8
Operating margin	6.7%	8.0%	—	7.3%	—	6.6%	5.5%
for Networks	11%	10%	—	12%	—	11%	7%
for Global Services	7%	8%	—	6%	—	6%	6%
for Support Solutions	-4%	-5%	—	-13%	—	-5%	-6%
for Modems	—	—	—	—	—	—	—
Financial net	-0.1	0.1	-254%	-0.2	-35%	-0.5	-0.6
Taxes	-1.1	-1.3	-13%	-1.1	-1%	-3.0	-2.5
Net income	2.6	3.0	-13%	2.7	-1%	7.0	5.7
Restructuring charges	-0.3	-0.7	-61%	-0.2	15%	-0.7	-3.5

Net sales

The USD has strengthened towards many currencies, including the SEK, which impacted sales positively in the quarter.

Sales growth YoY was driven by stronger sales in the Middle East, China, India and Russia. This was partly offset by lower sales in North America.

Reported sales for segments Support Solutions and Networks showed good growth YoY. Sales for Global Services grew slightly especially in Professional Services while Network Rollout continued to decline. IPR revenues grew YoY following the Samsung license agreement which was reached in January 2014.

Sales increased sequentially driven by strong mobile broadband sales in the Middle East, Russia, China and India. This offset a decline in capacity sales in North America.

Gross margin

Gross margin increased YoY driven by improved business mix with higher hardware margins, increased IPR revenues, a lower share of Global Services sales and lower restructuring charges.

During the quarter we have executed on previously awarded contracts. This has, in combination with lower capacity business, led to a lower gross margin QoQ.

Restructuring charges

Restructuring charges decreased YoY and remained flat QoQ, however at a low level. The execution on the service delivery strategy, to move local service delivery resources to global centers, continues, but at slower pace compared to last year.

Operating expenses

Total operating expenses increased YoY due to higher R&D expenses. This relates to segment Modems and acquisitions such as the Mediaroom business. As anticipated, the run rate for organic investment in IP and Cloud has also increased compared to the first half of 2014.

Ericsson Third Quarter Report 2014	3

Other operating income and expenses

The revaluation and realization effects from hedge contracts were SEK -1.3 b. compared to SEK -0.5 b. in Q2 2014 and SEK 0.8 b. in Q3 2013.

The revaluation effect of SEK -1.0 (0.8) b. derives mainly from our unrealized hedge contract balance in USD, which has decreased in value. The USD has strengthened towards the SEK between June 30 and September 30, 2014. Ericsson’s USD closing rate on September 30, 2014, was SEK 7.27 (6.72 on June 30).

Operating income

Operating income was stable YoY. Improvement was driven by higher sales, favorable business mix, higher IPR revenues, lower restructuring charges and a positive effect from foreign exchange.

The improvement in operating income was more than offset by a negative effect from hedge contracts and increased operating expenses.

Financial net

Financial net decreased YoY mainly due to foreign currency revaluation effects. Financial net improved sequentially as an effect of currency revaluation effects.

Net income and EPS

Net income and EPS diluted decreased following the lower operating income.

Ericsson Third Quarter Report 2014	4

Segment results

NETWORKS

SEK b.	Q3 2014	Q3 2013	YoY change	Q2 2014	QoQ change	9 months 2014	9 months 2013
Net sales	30.0	26.7	13%	29.0	4%	83.4	82.9
Operating income	3.2	2.6	24%	3.6	-11%	9.2	5.5
Operating margin	11%	10%	—	12%	—	11%	7%
Restructuring charges	-0.1	-0.3	-73%	-0.1	-38%	-0.3	-1.9

Net sales

Sales showed YoY growth driven by high mobile broadband activities in the Middle East, China and India. In addition, sales in IP Multimedia Subsystem (IMS) solutions continued to grow driven by Voice over LTE (VoLTE).

Sales increased QoQ driven by growth in China, Russia as well as the Middle East. This was partly offset by lower capacity sales in North America. Sales related to Packet Core showed high growth sequentially.

Operating income and margin

The operating margin improved YoY. The increase was supported by improved business mix, IPR revenues and earlier actions to improve commercial and operational effectiveness. This was partly offset by higher operating expenses in IP and Cloud. The revaluation effect from unrealized hedge contracts had a negative impact on the result of SEK -0.8 (0.8) b. YoY. In Q2 the revaluation effect from unrealized hedge contracts was SEK -0.3 b.

Business update

The solid business results were driven by continued mobile broadband demand and operator focus on performance as a differentiator.

Ericsson small cell portfolio is now complete with the launch of new base station RBS 6402, which is intended to address smaller commercial buildings. Ericsson Radio Dot system, for mid to large sized commercial buildings, will start to be commercially deployed in US, Europe and Asia during Q4 2014.

Ericsson Software model was launched with new subscription models and simplified pricing. The new software release, 15A, includes functionality which increases performance and energy saving.

Our position in Cloud business was strengthened with the strategic investment in Apcera (enterprise cloud). The momentum for the multi-application IP router, SSR 8000, continued with 134 contracts signed since the launch in December 2011. During the quarter, 14 new contracts were signed of which 6 were for fixed networks.

Ericsson Third Quarter Report 2014	5

GLOBAL SERVICES

SEK b.	Q3 2014	Q3 2013	YoY change	Q2 2014	QoQ change	9 months 2014	9 months 2013
Net sales	24.5	24.0	2%	23.1	6%	67.9	70.3
Of which Professional Services	17.8	16.2	10%	16.6	7%	49.4	47.6
Of which Managed Services	7.2	6.3	15%	6.5	11%	19.4	18.9
Of which Network Rollout	6.7	7.7	-14%	6.5	3%	18.5	22.6
Operating income	1.6	1.8	-11%	1.5	8%	4.1	4.1
Of which Professional Services	2.1	2.3	-10%	2.1	-2%	6.0	6.4
Of which Network Rollout	-0.5	-0.5	-4%	-0.6	-26%	-1.9	-2.3
Operating margin	7%	8%	—	6%	—	6%	6%
for Professional Services	12%	14%	—	13%	—	12%	13%
for Network Rollout	-7%	-6%	—	-9%	—	-10%	-10%
Restructuring charges	-0.1	-0.4	-70%	-0.1	51%	-0.2	-1.4

Net sales

Network Rollout sales declined YoY with lower mobile broadband activities in North America and Japan. Reported sales in Professional Services showed double digit growth driven by Consulting and Systems Integration and Managed Services.

Global Services sales increased QoQ driven by Professional Services sales in Japan and the Middle East. Network rollout sales increased QoQ due to higher project activities in Russia, the Middle East and Germany.

Operating income and margin

Global Services operating margin declined slightly YoY negatively impacted by revaluation of hedge contracts. Network Rollout profitability improved sequentially due to a reduced negative impact from the European modernization projects.

Excluding the negative impact from hedges Professional Services margin remained stable YoY despite a larger share of Managed Services sales.

Business update

Business momentum in Professional Services continues to be good with several new contracts in the quarter for both Managed Services and Consulting and Systems Integration. In Broadcast Services we now serve more than 500 channels.

Other information	Q3 2014	Q2 2014	Q1 2014	Full year 2013
Number of signed Managed Services contracts	17	21	16	84
Number of signed significant consulting & systems integration contracts 1)	13	12	9	31
Number of Ericsson services professionals, end of period	65,000	64,000	61,000	64,000

1)	In the areas of OSS and BSS, IP, Service Delivery Platforms and data center build projects.

Ericsson Third Quarter Report 2014	6

SUPPORT SOLUTIONS

SEK b.	Q3 2014	Q3 2013	YoY change	Q2 2014	QoQ change	9 months 2014	9 months 2013
Net sales	3.1	2.4	30%	2.8	8%	8.6	7.1
Operating income	-0.1	-0.1	-4%	-0.4	-71%	-0.5	-0.4
Operating margin	-4%	-5%	—	-13%	—	-5%	-6%
Restructuring charges	-0.1	0.0	—	0.0	—	-0.1	-0.2

Net sales

Reported sales increased YoY. Reported sales grew in seven out of ten regions.

Sales increased QoQ with good development in OSS and BSS.

Operating income and margin

Operating income was negative at SEK -0.1 b. and flat YoY. Higher sales were offset by R&D investments in next-generation TV solutions and by a negative revaluation effect from hedges.

Operating income improved QoQ due to a better business mix and higher sales.

Business update

The acquisitions of Fabrix Systems and MetraTech were announced in the quarter. Fabrix Systems adds video cloud storage and computing to Ericsson’s TV & Media offering. Expected closing is in Q4 2014.

The acquisition of MetraTech accelerates cloud and enterprise billing capabilities within BSS. The deal was closed in Q3 2014.

Ericsson’s MediaFirst TV Platform was announced in September. The cloud-based TV platform will be commercially available on the market in Q2 2015.

The overall transition from traditional telecom software license business models to recurrent license revenue deals continues.

Ericsson Third Quarter Report 2014	7

MODEMS

SEK b.	Q3 2014	Q2 2014	QoQ change	Q1 2014
Net sales	0.1	0.0	—	0.0
Operating income	-0.7	-0.5	62%	-0.7
Operating margin	—	—	—	—
Restructuring charges	0.0	0.0	—	0.0

Background

Ericsson took over the LTE thin modem operations as part of the breakup of the joint venture with STMicroelectronics in August 2013. Since integration, the modems market has developed in a direction that has reduced the addressable market for thin modems. In addition, there is strong competition, price erosion and an accelerating pace of technology innovation. Success in this evolved market requires significant R&D investments. As a consequence, Ericsson announced, on September 18 2014, the discontinuation of further development of modems and shift some R&D resources to Networks to better pursue growth opportunities in the radio business.

The change is in line with previously communicated statement to evaluate success of Modems within 18-24 months from integration.

Operating income

Operating income was SEK -0.7 b. in the quarter and SEK -1.9 b. year to date 2014. Total operating expenses for the modems business in 2014 are estimated to SEK -2.6 b. Modems continue to support key M7450 customer engagements.

The discontinuation of the modems business will lead to a significant reduction in costs related to the modems business in the first half of 2015. Modems will have no impact on Group P&L from the second half of 2015.

Ericsson Third Quarter Report 2014	8

Regional Sales

			Third quarter 2014				Change
SEK b.	Networks	Global Services	Support Solutions	Modems	Total	YoY	QoQ
North America	6.8	6.5	0.8	—	14.0	-3%	-8%
Latin America	2.7	2.9	0.3	—	5.9	11%	9%
Northern Europe and Central Asia	2.1	0.9	0.1	—	3.2	7%	16%
Western and Central Europe	1.8	2.7	0.2	—	4.6	6%	1%
Mediterranean	2.1	2.9	0.2	—	5.2	-8%	-5%
Middle East	3.7	2.0	0.3	—	6.0	38%	34%
Sub-Saharan Africa	1.2	1.1	0.1	—	2.4	-9%	30%
India	1.1	0.7	0.2	—	2.0	56%	22%
North East Asia	4.5	2.3	0.3	—	7.0	16%	10%
South East Asia and Oceania	2.0	1.7	0.1	—	3.8	5%	4%
Other 1)	1.9	0.7	0.7	0.1	3.4	55%	1%
Total	30.0	24.5	3.1	0.1	57.6	9%	5%

1)	Region “Other” includes licensing revenues, broadcast services, power modules, mobile broadband modules, Ericsson-LG Enterprise and other businesses.

North America

Sales during the quarter continued to be driven by network quality and capacity expansion business, although at lower levels than previous quarters as operators currently focus on cash-flow optimization. Recent network ICT transformation contracts, including the modernization of OSS and BSS, drove the Professional Services business.

Latin America

Growth continues to be driven by mobile broadband and related services. Currency restrictions impacts investments in parts of the region.

Northern Europe and Central Asia

Sales grew predominantly driven by mobile broadband infrastructure investments in Russia. Professional Services sales increased in the quarter mainly due to operator focus on network quality. TV & Media developed favorably in the quarter, contributing to growth in Support Solutions.

Western and Central Europe

Sales increased YoY mainly driven by Network Rollout. Investments in network quality and capacity, together with managed services, continue to be the main drivers for the business.

Mediterranean

Sales in the region declined YoY due to modernization projects that peaked during 2013. Managed services continue to be an important driver of growth.

Middle East

Sales continued to show good growth YoY mainly driven by 3G deployments. Overall demand for network infrastructure is driven by the rapid increase in data traffic as well as coverage requirements for new mobile licenses.

Sub-Saharan Africa

In certain markets across the region operators are starting to increase their network investments as they focus on network performance. There is a continued demand for managed services.

India

Since end of last year, sales in the region has recovered, mainly driven by an increase in operator capex spending in response to greater data uptake. The YoY growth in Support Solutions is driven by OSS and BSS and TV & Media.

North East Asia

Sales increased YoY as a result of execution on previously awarded 4G/LTE contracts in Mainland China and Taiwan. This was partly offset by reduced network investment levels in Japan and Korea. Sales in Japan improved QoQ

South East Asia and Oceania

Sales increased YoY mainly driven by mobile broadband investments in the region, compensating for a further decline in Indonesia as major 3G projects peaked in 2013. Several markets have commenced LTE trials.

Other

Licensing revenues showed good development YoY, following the Samsung agreement. Broadcast services continued to grow as the acquired Red Bee Media business was fully consolidated in the quarter.

Ericsson Third Quarter Report 2014	9

Cash flow

SEK b.	Q3 2014	Q3 2013	Q2 2014
Net income reconciled to cash	5.0	4.4	5.9
Changes in operating net assets	-6.3	-2.9	-3.8
Cash flow from operating activities	-1.4	1.5	2.1
Cash flow from investing activities	-0.7	-3.1	3.7
Cash flow from financing activities	-1.3	0.0	-12.2
Net change in cash and cash equivalents	-1.0	-3.3	-5.0
Cash conversion (%) 1)	-27%	33%	35%

1)	Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures can be found on page 30.

The negative cash flow from operating activities was due to increased working capital, mainly as a result of increased sales and seasonal build-up of inventory. Execution on previously awarded contracts impacted working capital negatively during the quarter.

Investing activities were predominantly acquisitions of SEK -0.3 b. and normal capex investments of SEK -1.4 b. mainly related to test equipment.

Short-term investments decreased by SEK 2.3 b.

Cash flow from financing activities was mainly related to repayment of debt of SEK -1.3 b.

Cash outlays regarding restructuring amounted to approximately SEK 0.2 b. in the quarter.

Working capital KPIs, number of days	Jan-Sep 2014	Jan-Jun 2014	Jan-Mar 2014	Jan-Dec 2013	Jan-Sep 2013	Jan-Jun 2013
Sales outstanding	111	113	112	97	109	103
Inventory	69	70	72	62	72	73
Payable	57	61	62	53	53	55

Days of sales outstanding and inventory days decreased slightly.

Payable days decreased somewhat due to increased services sales with shorter payments days.

Ericsson Third Quarter Report 2014	10

Financial Position

SEK b.	Sep 30 2014	Jun 30 2014	Mar 31 2014	Dec 31 2013
+ Short-term investments	34.0	35.3	41.8	35.0
+ Cash and cash equivalents	32.0	33.1	38.1	42.1
Gross cash	66.1	68.4	79.9	77.1
- Interest bearing liabilities and post-employment benefits	36.6	35.9	36.3	39.3
Net cash 1)	29.4	32.5	43.6	37.8
Equity	143.4	138.0	142.6	141.6
Total assets	274.0	265.5	267.2	269.2
Capital turnover (times)	1.2	1.2	1.1	1.3
Equity ratio (%)	52.3%	52.0%	53.4%	52.6%

1)	Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures can be found on page 30.

Net cash decreased in the quarter as a result of higher working capital and post-employment benefits. Post-employment benefits increased by SEK 1.1 b., mainly due to lower discount rates.

Current borrowings decreased by SEK 1.5 b. mainly due to repayment of a short-term borrowing.

The average maturity of long-term borrowings as of September 30, 2014, was 6.0 years, compared to 4.9 years 12 months ago.

Ericsson has one unutilized Revolving Credit Facility of USD 2.0 b.

On August 28, Standard and Poor’s revised their outlook on Ericsson from negative to stable. Their present rating is BBB+/Stable/A-2.

Debt maturity profile, Parent Company, SEK b.

Ericsson Third Quarter Report 2014	11

Other information

Ericsson acquires a majority stake in Apcera

On September 22, 2014, Ericsson announced it has agreed to acquire a majority stake in Apcera, a US based enterprise services company and creator of the next-generation platform as-a-service called Continuum which works across cloud, in premise and hybrid environments. In addition, Ericsson commits to fund development of next-generation technology as well as sales channel and ecosystem creation.

The acquisition is expected to close during Q4 2014, subject to customary closing conditions. Apcera will operate as a standalone company after the closing and will be consolidated financially under segment Networks.

Ericsson acquires Fabrix Systems

On September 12, 2014, Ericsson announced it has entered into an agreement to acquire Fabrix Systems, a leading provider of cloud storage, computing and network delivery for video applications that today power some of the most advanced cable and telecom cloud Digital Video Recorder (DVR) deployments.

The acquisition enables new services and migration to cloud DVR deployments in all TV platforms including Ericsson MediaFirst and Ericsson Mediaroom. It also adds to Ericsson’s video-centric network and services capabilities to ensure that video can be managed, stored and delivered from the cloud to all TV Anywhere devices efficiently and with assured quality of experience.

The acquisition is expected to close in the fourth quarter, 2014, subject to customary closing conditions. Fabrix Systems will be incorporated into Business Unit Support Solutions.

Ericsson acquires MetraTech

On July 29 Ericsson entered into an agreement to acquire US-based MetraTech Corp. MetraTech accelerates cloud and enterprise billing capabilities within BSS.

The acquisition includes 140 employees and contractors comprising a team of highly-skilled software experts. The acquisition was closed at end of the third quarter 2014.

Antitrust investigations against Ericsson

In March 2013, Ericsson filed a patent infringement lawsuit in the Indian Delhi High Court against Micromax Informatics Limited. As part of its defense, Micromax filed a complaint with the Competition Commission of India (CCI) and in November 2013 the CCI decided to refer the case to the Director General’s Office for an in-depth investigation. In January 2014 the CCI announced they had opened another investigation against Ericsson based on claims made by Intex Technologies (India) Limited. Ericsson has made numerous attempts to sign a license agreement with Micromax and Intex on Fair, Reasonable and Non-discriminatory (FRAND) terms.

Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRA)

During the third quarter of 2014, Ericsson made sales of telecommunications infrastructure related products and services in Iran to MTNIrancell and to Mobile Communication Company of Iran, which generated gross revenues (reported as net sales) of approximately SEK 1,236 million. Ericsson does not normally allocate quarterly net profit (reported as net income) on a country-by-country or activity-by-activity basis, other than as set forth in Ericsson’s consolidated financial statements prepared in accordance with IFRS as issued by the IASB. However, Ericsson has estimated that its net profit from such sales, after internal cost allocation, during the third quarter of 2014 would be substantially lower than such gross revenues. Ericsson intends to continue to engage with existing customers and explore opportunities with new customers in Iran while continuously monitoring international developments as they relate to Iran and its government.

Ericsson Third Quarter Report 2014	12

Risk factors

Ericsson’s operational and financial risk factors and uncertainties along with our strategies and tactics to mitigate risk exposures or limit unfavorable outcomes are described in our Annual Report 2013. Compared to the risks described in the Annual Report 2013, no material, new or changed risk factors or uncertainties have been identified in the year.

Risk factors and uncertainties in focus short-term for the Parent Company and the Ericsson Group include:

•	Potential negative effects on operators’ willingness to invest in network development due to uncertainty in the financial markets and a weak economic business environment, or reduced consumer telecom spending, or increased pressure on us to provide financing;

•	Uncertainty regarding the financial stability of suppliers, for example due to lack of financing;

•	Effects on gross margins and/or working capital of the product mix in the Networks segment between sales of upgrades and expansions (mainly software) and new build outs of coverage (mainly hardware);

•	Effects on gross margins of the product mix in the Global Services segment including proportion of new network build outs and share of new managed services deals with initial transition costs;

•	A continued volatile sales pattern in the Support Solutions segment or variability in our overall sales seasonality could make it more difficult to forecast future sales;

•	Effects of the ongoing industry consolidation among our customers as well as between our largest competitors, e.g. with postponed investments and intensified price competition as a consequence;

•	Changes in foreign exchange rates, in particular USD, JPY and EUR;
•	Political unrest or instability in certain markets;

•	Effects on production and sales from restrictions with respect to timely and adequate supply of materials, components and production capacity and other vital services on competitive terms;

•	Natural disasters and other events, affecting business, production, supply and transportation.

Ericsson stringently monitors the compliance with all relevant trade regulations and trade embargos applicable to dealings with customers operating in countries where there are trade restrictions or trade restrictions are discussed. Moreover, Ericsson operates globally in accordance with Group policies and directives for business ethics and conduct.

Stockholm, October 24, 2014

Telefonaktiebolaget LM Ericsson

Hans Vestberg, President and CEO

Org. Nr. 556016-0680

Date for next report: January 27, 2015

Ericsson Third Quarter Report 2014	13

Auditors’ review report

Introduction

We have reviewed the condensed interim financial information (interim report) of Telefonaktiebolaget LM Ericsson (publ.) as of September 30, 2014, and the nine months period then ended. The board of directors and the CEO are responsible for the preparation and presentation of this interim report in accordance with IAS 34 and the Swedish Annual Accounts Act. Our responsibility is to express a conclusion on this interim report based on our review.

Scope of review

We conducted our review in accordance with the International Standard on Review Engagements ISRE 2410, Review of Interim Report Performed by the Independent Auditor of the Entity. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (ISA) and other generally accepted auditing standards in Sweden. The procedures performed in a review do not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim report is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Annual Accounts Act, regarding the Group, and with the Swedish Annual Accounts Act, regarding the Parent Company.

Stockholm, October 24, 2014

PricewaterhouseCoopers AB

Peter Nyllinge

Authorized Public Accountant

Auditor in Charge

Bo Hjalmarsson

Authorized Public Accountant

Ericsson Third Quarter Report 2014	14

Editor’s note

For further information, please contact:

Helena Norrman, Senior Vice President,

Communications Phone: +46 10 719 34 72

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson (publ.)

Org. number: 556016-0680

Torshamnsgatan 21

SE-164 83 Stockholm

Phone: +46 10 719 00 00

Investors

Peter Nyquist, Vice President,

Investor Relations

Phone: +46 10 714 64 49, +46 70 575 29 06

E-mail: peter.nyquist@ericsson.com

Stefan Jelvin, Director,

Investor Relations

Phone: +46 10 714 20 39, +46 70 986 02 27

E-mail: stefan.jelvin@ericsson.com

Åsa Konnbjer, Director,

Investor Relations

Phone: +46 10 713 39 28, +46 73 082 59 28

E-mail: asa.konnbjer@ericsson.com

Rikard Tunedal, Director,

Investor Relations

Phone: +46 10 714 54 00, +46 761 005 400

E-mail: rikard.tunedal@ericsson.com

Media

Ola Rembe, Vice President,

Head of External Communications

Phone: +46 10 719 97 27, +46 73 024 48 73

E-mail: media.relations@ericsson.com

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Third Quarter Report 2014	15

Safe harbor statement

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

Ericsson Third Quarter Report 2014	16

Financial statements and additional information

Financial statements

18     Consolidated income statement

18      Statement of comprehensive income

19     Consolidated balance sheet

20      Consolidated statement of cash flows

21     Consolidated statement of changes in equity

22      Consolidated income statement - isolated quarters

23     Consolidated statement of cash flows - isolated quarters

Additional information

24     Accounting policies

25      Net sales by segment by quarter

26     Operating income by segment by quarter

26      Operating margin by segment by quarter

27     Net sales by region by quarter

28      Net sales by region by quarter (cont.)

28     Top 5 countries in sales

29      Net sales by region by segment

30     Provisions

30      Information on investments in assets subject to depreciation, amortizations, impairment and write-downs

30     Reconciliation table, non-IFRS measurements

31      Other information

31     Number of employees

32      Restructuring charges by function

32     Restructuring charges by segment

Ericsson Third Quarter Report 2014	17

CONSOLIDATED INCOME STATEMENT

	Jul - Sep			Jan - Sep
SEK million	2013	2014	Change	2013	2014	Change
Net sales	52,981	57,643	9%	160,344	159,997	0%
Cost of sales	-36,028	-37,362	4%	-108,834	-102,456	-6%

Gross income	16,953	20,281	20%	51,510	57,541	12%
Gross margin (%)	32.0%	35.2%		32.1%	36.0%
Research and development expenses	-7,710	-9,281	20%	-23,334	-26,640	14%
Selling and administrative expenses	-5,778	-6,000	4%	-19,050	-18,993	0%

Operating expenses	-13,488	-15,281	13%	-42,384	-45,633	8%
Other operating income and expenses	805	-1,134		-215	-1,319
Shares in earnings of JV and associated companies	-51	10		-121	-84	-31%

Operating income	4,219	3,876	-8%	8,790	10,505	20%
Financial income	678	429		1,162	1,098
Financial expenses	-595	-557		-1,766	-1,634

Income after financial items	4,302	3,748	-13%	8,186	9,969	22%
Taxes	-1,292	-1,124		-2,456	-2,991

Net income	3,010	2,624	-13%	5,730	6,978	22%

Net income attributable to:
- Stockholders of the Parent Company	2,921	2,646		5,595	7,345
- Non-controlling interests	89	-22		135	-367
Other information
Average number of shares, basic (million)	3,227	3,238		3,225	3,235
Earnings per share, basic (SEK) 1)	0.91	0.82		1.74	2.27
Earnings per share, diluted (SEK) 1)	0.90	0.81		1.72	2.25

STATEMENT OF COMPREHENSIVE INCOME

	Jul - Sep			Jan - Sep
SEK million	2013	2014		2013	2014
Net income	3,010	2,624		5,730	6,978
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans incl. asset ceiling	458	-441		2,231	-2,637
Tax on items that will not be reclassified to profit or loss	-152	96		-858	539
Items that may be reclassified to profit or loss
Cash flow hedges
Gains/losses arising during the period	127	0		265	0
Reclassification adjustments for gains/losses included in profit or loss	-185	0		-948	0
Adjustments for amounts transferred to initial carrying amount of hedged items
Revaulation of other investments in shares and participations
Fair value remeasurement	1	39		70	39
Changes in cumulative translation adjustments	-3,150	2,656		-2,464	5,676
Share of other comprehensive income on JV and associated companies	-150	234		-46	362
Tax on items that may be reclassified to profit or loss	11	0		138	0
Total other comprehensive income, net of tax	-3,040	2,584		-1,612	3,979

Total comprehensive income	-30	5,208		4,118	10,957

Total comprehensive income attributable to:
Stockholders of the Parent Company	-79	5,180		4,008	11,212
Non-controlling interest	49	28		110	-255

1)	Based on Net income attributable to stockholders of the Parent Company

Ericsson Third Quarter Report 2014	18

CONSOLIDATED BALANCE SHEET

	Dec 31	Jun 30	Sep 30
SEK million	2013	2014	2014
ASSETS
Non-current assets
Intangible assets
Capitalized development expenses	3,348	3,082	2,925
Goodwill	31,544	34,243	35,179
Intellectual property rights, brands and other intangible assets	12,815	11,765	12,149
Property, plant and equipment	11,433	11,924	12,674
Financial assets
Equity in JV and associated companies	2,568	2,324	2,566
Other investments in shares and participations	505	510	567
Customer finance, non-current	1,294	1,240	1,940
Other financial assets, non-current	5,684	6,303	7,085
Deferred tax assets	9,103	10,880	11,325

	78,294	82,271	86,410
Current assets
Inventories	22,759	26,915	28,529
Trade receivables	71,013	66,763	70,624
Customer finance, current	2,094	1,994	2,452
Other current receivables	17,941	19,208	19,953
Short-term investments	34,994	35,310	34,011
Cash and cash equivalents	42,095	33,088	32,042

	190,896	183,278	187,611
Total assets	269,190	265,549	274,021

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	140,204	136,948	142,339
Non-controlling interest in equity of subsidiaries	1,419	1,010	1,035

	141,623	137,958	143,374
Non-current liabilities
Post-employment benefits	9,825	12,884	13,972
Provisions, non-current	222	202	187
Deferred tax liabilities	2,650	2,624	2,846
Borrowings, non-current	22,067	19,504	20,647
Other non-current liabilities	1,459	1,699	1,809

	36,223	36,913	39,461
Current liabilities
Provisions, current	5,140	4,377	4,380
Borrowings, current	7,388	3,525	1,997
Trade payables	20,502	22,795	22,067
Other current liabilities	58,314	59,981	62,742

	91,344	90,678	91,186
Total equity and liabilities	269,190	265,549	274,021

Of which interest-bearing liabilities and post-employment benefits	39,280	35,913	36,616
Of which net cash 1)	37,809	32,485	29,437
Assets pledged as collateral	2,556	2,522	2,499
Contingent liabilities	657	664	666

1)	Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures can be found on page 30.

Ericsson Third Quarter Report 2014	19

CONSOLIDATED STATEMENT OF CASH FLOWS

	Jul-Sep		Jan-Sep		Jan - Dec
SEK million	2013	2014	2013	2014	2013
Operating activities
Net income	3,010	2,624	5,730	6,978	12,174
Adjustments to reconcile net income to cash
Taxes	-881	-388	-3,419	-1,710	-1,323
Earnings/dividends in JV and associated companies	50	-10	120	330	258
Depreciation, amortization and impairment losses	2,546	2,481	7,393	7,255	10,137
Other	-327	267	-345	1,220	756

	4,398	4,974	9,479	14,073	22,002
Changes in operating net assets
Inventories	357	-840	-469	-4,127	4,868
Customer finance, current and non-current	800	-1,101	1,972	-884	1,809
Trade receivables	-4,744	-1,222	-3,594	5,843	-8,504
Trade payables	-588	-1,519	-3,018	15	-2,158
Provisions and post-employment benefits	-970	-18	-1,567	-707	-3,298
Other operating assets and liabilities, net	2,206	-1,624	-23	-4,107	2,670

	-2,939	-6,324	-6,699	-3,967	-4,613
Cash flow from operating activities	1,459	-1,350	2,780	10,106	17,389
Investing activities
Investments in property, plant and equipment	-778	-1,415	-3,252	-3,769	-4,503
Sales of property, plant and equipment	97	139	199	466	378
Acquisitions/divestments of subsidiaries and other operations, net	-1,794	-286	-1,969	-2,647	-2,682
Product development	-237	-155	-733	-537	-915
Other investing activities	-230	-1,302	-135	-1,859	-1,330
Short-term investments	-144	2,308	6,205	2,530	-2,057

Cash flow from investing activities	-3,086	-711	315	-5,816	-11,109
Cash flow before financing activities	-1,627	-2,061	3,095	4,290	6,280
Financing activities
Dividends paid	-21	-3	-8,945	-9,831	-9,153
Other financing activities	43	-1,288	-4,101	-8,750	-355

Cash flow from financing activities	22	-1,291	-13,046	-18,581	-9,508
Effect of exchange rate changes on cash	-1,711	2,306	432	4,238	641
Net change in cash and cash equivalents	-3,316	-1,046	-9,519	-10,053	-2,587
Cash and cash equivalents, beginning of period	38,479	33,088	44,682	42,095	44,682
Cash and cash equivalents, end of period	35,163	32,042	35,163	32,042	42,095

Ericsson Third Quarter Report 2014	20

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Jan - Sep	Jan - Sep	Jan - Dec
SEK million	2013	2014	2013
Opening balance	138,483	141,623	138,483
Total comprehensive income	4,118	10,957	11,881
Sale/repurchase of own shares	63	78	90
Stock purchase plan	297	547	388
Dividends paid	-8,945	-9,831	-9,153
Transactions with non-controlling interests	-66	0	-66

Closing balance	133,950	143,374	141,623

Ericsson Third Quarter Report 2014	21

CONSOLIDATED INCOME STATEMENT – ISOLATED QUARTERS

	2013				2014
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Net sales	52,032	55,331	52,981	67,032	47,505	54,849	57,643
Cost of sales	-35,394	-37,412	-36,028	-42,171	-30,184	-34,910	-37,362

Gross income	16,638	17,919	16,953	24,861	17,321	19,939	20,281
Gross margin (%)	32.0%	32.4%	32.0%	37.1%	36.5%	36.4%	35.2%
Research and development expenses	-7,877	-7,747	-7,710	-8,902	-8,275	-9,084	-9,281
Selling and administrative expenses	-6,643	-6,629	-5,778	-7,223	-6,452	-6,541	-6,000

Operating expenses	-14,520	-14,376	-13,488	-16,125	-14,727	-15,625	-15,281
Other operating income and expenses	20	-1,040	805	328	21	-206	-1,134
Shares in earnings of JV and associated companies	-32	-38	-51	-9	15	-109	10

Operating income	2,106	2,465	4,219	9,055	2,630	3,999	3,876
Financial income	180	304	678	184	401	268	429
Financial expenses	-565	-606	-595	-327	-612	-465	-557

Income after financial items	1,721	2,163	4,302	8,912	2,419	3,802	3,748
Taxes	-517	-647	-1,292	-2,468	-727	-1,140	-1,124

Net income	1,204	1,516	3,010	6,444	1,692	2,662	2,624

Net income attributable to:
- Stockholders of the Parent Company	1,205	1,469	2,921	6,410	2,120	2,579	2,646
- Non-controlling interests	-1	47	89	34	-428	83	-22
Other information
Average number of shares, basic (million)	3,222	3,224	3,227	3,230	3,233	3,235	3,238
Earnings per share, basic (SEK) 1)	0.37	0.46	0.91	1.98	0.66	0.80	0.82
Earnings per share, diluted (SEK) 1)	0.37	0.45	0.90	1.97	0.65	0.79	0.81

1)	Based on Net income attributable to stockholders of the Parent Company

Ericsson Third Quarter Report 2014	22

CONSOLIDATED STATEMENT OF CASH FLOWS - ISOLATED QUARTERS

	2013				2014
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Operating activities
Net income	1,204	1,516	3,010	6,444	1,692	2,662	2,624
Adjustments to reconcile net income to cash
Taxes	-1,849	-689	-881	2,096	-1,348	26	-388
Earnings/dividends in JV and associated companies	33	37	50	138	-16	356	-10
Depreciation, amortization and impairment losses	2,411	2,436	2,546	2,744	2,360	2,414	2,481
Other	-201	183	-327	1,101	549	404	267

	1,598	3,483	4,398	12,523	3,237	5,862	4,974
Changes in operating net assets
Inventories	-1,426	600	357	5,337	-2,099	-1,188	-840
Customer finance, current and non-current	260	912	800	-163	558	-341	-1,101
Trade receivables	-1,934	3,084	-4,744	-4,910	7,957	-892	-1,222
Trade payables	-2,948	518	-588	860	-110	1,644	-1,519
Provisions and post-employment benefits	1,155	-1,752	-970	-1,731	-464	-225	-18
Other operating assets and liabilities, net	325	-2,554	2,206	2,693	323	-2,806	-1,624

	-4,568	808	-2,939	2,086	6,165	-3,808	-6,324
Cash flow from operating activities	-2,970	4,291	1,459	14,609	9,402	2,054	-1,350
Investing activities
Investments in property, plant and equipment	-1,196	-1,278	-778	-1,251	-1,034	-1,320	-1,415
Sales of property, plant and equipment	91	11	97	179	274	53	139
Acquisitions/divestments of subsidiaries and other operations, net	-136	-39	-1,794	-713	-849	-1,512	-286
Product development	-282	-214	-237	-182	-197	-185	-155
Other investing activities	298	-203	-230	-1,195	-169	-388	-1,302
Short-term investments	-2,860	9,209	-144	-8,262	-6,790	7,012	2,308

Cash flow from investing activities	-4,085	7,486	-3,086	-11,424	-8,765	3,660	-711
Cash flow before financing activities	-7,055	11,777	-1,627	3,185	637	5,714	-2,061
Financing activities
Dividends paid	-61	-8,863	-21	-208	—	-9,828	-3
Other financing activities	92	-4,236	43	3,746	-5,069	-2,393	-1,288

Cash flow from financing activities	31	-13,099	22	3,538	-5,069	-12,221	-1,291
Effect of exchange rate changes on cash	-214	2,357	-1,711	209	433	1,499	2,306
Net change in cash and cash equivalents	-7,238	1,035	-3,316	6,932	-3,999	-5,008	-1,046
Cash and cash equivalents, beginning of period	44,682	37,444	38,479	35,163	42,095	38,096	33,088
Cash and cash equivalents, end of period	37,444	38,479	35,163	42,095	38,096	33,088	32,042

Ericsson Third Quarter Report 2014	23

Accounting policies

The Group

This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2013, and should be read in conjunction with that annual report.

As from January 1, 2014, the Company has applied the following new or amended IFRSs and IFRICs:

Amendment to IAS 32, “Financial instruments: Presentation,” Offsetting Financial Assets and Financial Liabilities. This amendment is related to the application guidance in IAS 32, ‘Financial instruments: Presentation,’ and clarifies some of the requirements for offsetting financial assets and financial liabilities on the balance sheet.

IFRIC 21, “Levies.” This interpretation of IAS 37 “Provisions, contingent liabilities and contingent assets” sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what the obligating event is that gives rise to the need to pay a levy and when a liability should be recognized.

None of the new or amended standards and interpretations has had any significant impact on the financial result or position of the Company. There is no significant difference between IFRS effective as per September 30, 2014 and IFRS as endorsed by the EU.

In the interim reports of 2013 disclosure was given in relation to IFRS 7 about fair valuation of financial instruments. Due to that the amounts are not considered material this disclosure will not be given in the interim reports as from the first quarter of 2014. Should amounts become material quarterly disclosure will be given as from then.

Ericsson Third Quarter Report 2014	24

NET SALES BY SEGMENT BY QUARTER

Segment Modems was consolidated as of October 1, 2013.

	2013				2014
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Networks	28,133	28,142	26,655	34,769	24,383	28,964	30,030
Global Services	21,452	24,851	23,974	27,166	20,356	23,059	24,467
Of which Professional Services	14,626	16,773	16,229	18,767	15,078	16,554	17,794
Of which Managed Services	5,888	6,754	6,264	6,574	5,754	6,485	7,175
Of which Network Rollout	6,826	8,078	7,745	8,399	5,278	6,505	6,673
Support Solutions	2,447	2,338	2,352	5,097	2,765	2,824	3,057
Modems	—	—	—	—	1	2	89

Total	52,032	55,331	52,981	67,032	47,505	54,849	57,643

	2013				2014
Sequential change, percent	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Networks	-20%	0%	-5%	30%	-30%	19%	4%
Global Services	-24%	16%	-4%	13%	-25%	13%	6%
Of which Professional Services	-23%	15%	-3%	16%	-20%	10%	7%
Of which Managed Services	-13%	15%	-7%	5%	-12%	13%	11%
Of which Network Rollout	-26%	18%	-4%	8%	-37%	23%	3%
Support Solutions	-33%	-4%	1%	117%	-46%	2%	8%
Modems	—	—	—	—	—	—	—

Total	-22%	6%	-4%	27%	-29%	15%	5%

	2013				2014
Year over year change, percent	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Networks	3%	1%	-1%	-1%	-13%	3%	13%
Global Services	4%	3%	-1%	-3%	-5%	-7%	2%
Of which Professional Services	-2%	-1%	-1%	-1%	3%	-1%	10%
Of which Managed Services	3%	4%	-1%	-3%	-2%	-4%	15%
Of which Network Rollout	19%	13%	-2%	-8%	-23%	-19%	-14%
Support Solutions	-19%	-33%	-29%	40%	13%	21%	30%
Modems	—	—	—	—	—	—	—

Total	2%	0%	-3%	0%	-9%	-1%	9%

	2013				2014
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep
Networks	28,133	56,275	82,930	117,699	24,383	53,347	83,377
Global Services	21,452	46,303	70,277	97,443	20,356	43,415	67,882
Of which Professional Services	14,626	31,399	47,628	66,395	15,078	31,632	49,426
Of which Managed Services	5,888	12,642	18,906	25,480	5,754	12,239	19,414
Of which Network Rollout	6,826	14,904	22,649	31,048	5,278	11,783	18,456
Support Solutions	2,447	4,785	7,137	12,234	2,765	5,589	8,646
Modems	—	—	—	—	1	3	92

Total	52,032	107,363	160,344	227,376	47,505	102,354	159,997

Year to date,	2013				2014
year over year change, percent	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep
Networks	3%	2%	1%	0%	-13%	-5%	1%
Global Services	4%	4%	2%	0%	-5%	-6%	-3%
Of which Professional Services	-2%	-1%	-1%	-1%	3%	1%	4%
Of which Managed Services	3%	4%	2%	1%	-2%	-3%	3%
Of which Network Rollout	19%	16%	9%	4%	-23%	-21%	-19%
Support Solutions	-19%	-26%	-27%	-9%	13%	17%	21%
Modems	—	—	—	—	—	—	—

Total	2%	1%	0%	0%	-9%	-5%	0%

Ericsson Third Quarter Report 2014	25

OPERATING INCOME BY SEGMENT BY QUARTER

	2013				2014
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Networks	1,565	1,335	2,557	5,861	2,476	3,574	3,175
Global Services	726	1,564	1,808	2,087	1,036	1,487	1,607
Of which Professional Services	1,837	2,285	2,279	2,628	1,893	2,095	2,059
Of which Network Rollout	-1,111	-721	-471	-541	-857	-608	-452
Support Solutions	-29	-283	-113	1,880	12	-378	-108
Modems	—	—	—	-543	-745	-456	-739
Unallocated 1)	-156	-151	-33	-230	-149	-228	-59

Total	2,106	2,465	4,219	9,055	2,630	3,999	3,876

	2013				2014
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan-Jun	Jan - Sep
Networks	1,565	2,900	5,457	11,318	2,476	6,050	9,225
Global Services	726	2,290	4,098	6,185	1,036	2,523	4,130
Of which Professional Services	1,837	4,122	6,401	9,029	1,893	3,988	6,047
Of which Network Rollout	-1,111	-1,832	-2,303	-2,844	-857	-1,465	-1,917
Support Solutions	-29	-312	-425	1,455	12	-366	-474
Modems	—	—	—	-543	-745	-1,201	-1,940
Unallocated 1)	-156	-307	-340	-570	-149	-377	-436

Total	2,106	4,571	8,790	17,845	2,630	6,629	10,505

OPERATING MARGIN BY SEGMENT BY QUARTER

As percentage of net sales, isolated quarters	2013				2014
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Networks	6%	5%	10%	17%	10%	12%	11%
Global Services	3%	6%	8%	8%	5%	6%	7%
Of which Professional Services	13%	14%	14%	14%	13%	13%	12%
Of which Network Rollout	-16%	-9%	-6%	-6%	-16%	-9%	-7%
Support Solutions	-1%	-12%	-5%	37%	0%	-13%	-4%
Modems	—	—	—	—	—	—	—

Total	4%	4%	8%	14%	6%	7%	7%

As percentage of net sales, Year to date	2013				2014
	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep
Networks	6%	5%	7%	10%	10%	11%	11%
Global Services	3%	5%	6%	6%	5%	6%	6%
Of which Professional Services	13%	13%	13%	14%	13%	13%	12%
Of which Network Rollout	-16%	-12%	-10%	-9%	-16%	-12%	-10%
Support Solutions	-1%	-7%	-6%	12%	0%	-7%	-5%
Modems	—	—	—	—	—	—	—

Total	4%	4%	5%	8%	6%	6%	7%

1)	“Unallocated” consists mainly of costs for corporate staff, non-operational capital gains and losses

Ericsson Third Quarter Report 2014	26

NET SALES BY REGION BY QUARTER

	2013				2014
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3
North America	15,773	15,341	14,453	13,772	12,215	15,179	14,033
Latin America	4,374	5,565	5,294	6,749	4,710	5,414	5,882
Northern Europe & Central Asia 1) 2)	2,283	2,708	2,949	3,678	2,436	2,717	3,151
Western & Central Europe 2)	4,349	4,522	4,399	5,215	4,381	4,582	4,646
Mediterranean 2)	5,271	6,159	5,659	7,067	4,785	5,487	5,218
Middle East	3,160	3,978	4,386	5,914	3,859	4,514	6,039
Sub Saharan Africa	2,131	2,653	2,693	2,572	1,813	1,886	2,447
India	1,606	1,279	1,280	1,973	1,695	1,645	2,000
North East Asia	6,054	6,642	6,053	8,649	4,908	6,406	7,033
South East Asia & Oceania	4,129	3,758	3,617	4,283	3,446	3,662	3,794
Other 1) 2)	2,902	2,726	2,198	7,160	3,257	3,357	3,400

Total	52,032	55,331	52,981	67,032	47,505	54,849	57,643

1) Of which in Sweden	1,020	1,276	798	1,333	999	1,008	1,090
2) Of which in EU	9,782	10,816	10,111	12,835	9,720	10,320	10,736

	2013				2014
Sequential change, percent	Q1	Q2	Q3	Q4	Q1	Q2	Q3
North America	-7%	-3%	-6%	-5%	-11%	24%	-8%
Latin America	-33%	27%	-5%	27%	-30%	15%	9%
Northern Europe & Central Asia 1) 2)	-24%	19%	9%	25%	-34%	12%	16%
Western & Central Europe 2)	-20%	4%	-3%	19%	-16%	5%	1%
Mediterranean 2)	-25%	17%	-8%	25%	-32%	15%	-5%
Middle East	-38%	26%	10%	35%	-35%	17%	34%
Sub Saharan Africa	-40%	24%	2%	-4%	-30%	4%	30%
India	0%	-20%	0%	54%	-14%	-3%	22%
North East Asia	-41%	10%	-9%	43%	-43%	31%	10%
South East Asia & Oceania	-9%	-9%	-4%	18%	-20%	6%	4%
Other 1) 2)	-3%	-6%	-19%	226%	-55%	3%	1%

Total	-22%	6%	-4%	27%	-29%	15%	5%

1) Of which in Sweden	-20%	25%	-37%	67%	-25%	1%	8%
2) Of which in EU	-24%	11%	-7%	27%	-24%	6%	4%

	2013				2014
Year-over-year change, percent	Q1	Q2	Q3	Q4	Q1	Q2	Q3
North America	23%	18%	3%	-19%	-23%	-1%	-3%
Latin America	-9%	6%	-2%	4%	8%	-3%	11%
Northern Europe & Central Asia 1) 2)	0%	-19%	9%	23%	7%	0%	7%
Western & Central Europe 2)	1%	10%	21%	-4%	1%	1%	6%
Mediterranean 2)	14%	-1%	5%	0%	-9%	-11%	-8%
Middle East	0%	7%	21%	17%	22%	13%	38%
Sub Saharan Africa	-3%	-5%	-4%	-28%	-15%	-29%	-9%
India	13%	-25%	-26%	23%	6%	29%	56%
North East Asia	-34%	-21%	-28%	-16%	-19%	-4%	16%
South East Asia & Oceania	22%	2%	3%	-5%	-17%	-3%	5%
Other 1) 2)	2%	-13%	-34%	141%	12%	23%	55%

Total	2%	0%	-3%	0%	-9%	-1%	9%

1) Of which in Sweden	22%	0%	-52%	5%	-2%	-21%	37%
2) Of which in EU	3%	-3%	-5%	-1%	-1%	-5%	6%

Ericsson Third Quarter Report 2014	27

NET SALES BY REGION BY QUARTER (continued)

	2013				2014
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep
North America	15,773	31,114	45,567	59,339	12,215	27,394	41,427
Latin America	4,374	9,939	15,233	21,982	4,710	10,124	16,006
Northern Europe & Central Asia 1) 2)	2,283	4,991	7,940	11,618	2,436	5,153	8,304
Western & Central Europe 2)	4,349	8,871	13,270	18,485	4,381	8,963	13,609
Mediterranean 2)	5,271	11,430	17,089	24,156	4,785	10,272	15,490
Middle East	3,160	7,138	11,524	17,438	3,859	8,373	14,412
Sub Saharan Africa	2,131	4,784	7,477	10,049	1,813	3,699	6,146
India	1,606	2,885	4,165	6,138	1,695	3,340	5,340
North East Asia	6,054	12,696	18,749	27,398	4,908	11,314	18,347
South East Asia & Oceania	4,129	7,887	11,504	15,787	3,446	7,108	10,902
Other 1) 2)	2,902	5,628	7,826	14,986	3,257	6,614	10,014

Total	52,032	107,363	160,344	227,376	47,505	102,354	159,997

1) Of which in Sweden	1,020	2,296	3,094	4,427	999	2,007	3,097
2) Of which in EU	9,782	20,598	30,709	43,544	9,720	20,040	30,776

Year to date,	2013				2014
year-over-year change, percent	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep
North America	23%	21%	14%	5%	-23%	-12%	-9%
Latin America	-9%	-1%	-2%	0%	8%	2%	5%
Northern Europe & Central Asia 1) 2)	0%	-12%	-5%	2%	7%	3%	5%
Western & Central Europe 2)	1%	6%	10%	6%	1%	1%	3%
Mediterranean 2)	14%	6%	5%	4%	-9%	-10%	-9%
Middle East	0%	4%	10%	12%	22%	17%	25%
Sub Saharan Africa	-3%	-4%	-4%	-11%	-15%	-23%	-18%
India	13%	-8%	-14%	-5%	6%	16%	28%
North East Asia	-34%	-28%	-28%	-24%	-19%	-11%	-2%
South East Asia & Oceania	22%	12%	9%	5%	-17%	-10%	-5%
Other1) 2)	2%	-6%	-16%	22%	12%	18%	28%

Total	2%	1%	0%	0%	-9%	-5%	0%

1) Of which in Sweden	22%	9%	-18%	-12%	-2%	-13%	0%
2) Of which in EU	3%	-1%	-2%	-2%	-1%	-3%	0%

TOP 5 COUNTRIES IN SALES
			Q3		Jan - Sep
Country			2013	2014	2013	2014
UNITED STATES			28%	24%	28%	26%
CHINA			5%	6%	4%	6%
JAPAN			5%	5%	6%	4%
INDIA			2%	4%	3%	3%
BRAZIL			3%	3%	3%	3%

Ericsson Third Quarter Report 2014	28

NET SALES BY REGION BY SEGMENT

Revenue from Telcordia is reported 50/50 between segments Global Services and Support Solutions.

	Q3 2014					Jan - Sep 2014
SEK milion	Net- works	Global Services	Support Solutions	Modems	Total	Net- works	Global Services	Support Solutions	Modems	Total
North America	6,829	6,452	752	—	14,033	21,082	17,855	2,490	0	41,427
Latin America	2,691	2,860	331	—	5,882	7,741	7,541	724	0	16,006
Northern Europe & Central Asia	2,143	937	71	—	3,151	5,270	2,855	179	0	8,304
Western & Central Europe	1,773	2,720	153	—	4,646	5,397	7,770	442	0	13,609
Mediterranean	2,088	2,943	187	—	5,218	6,526	8,409	555	0	15,490
Middle East	3,705	2,028	306	—	6,039	8,054	5,676	682	0	14,412
Sub Saharan Africa	1,237	1,126	84	—	2,447	2,820	2,911	415	0	6,146
India	1,106	743	151	—	2,000	2,881	2,152	307	0	5,340
North East Asia	4,463	2,293	277	—	7,033	11,545	6,324	478	0	18,347
South East Asia & Oceania	2,048	1,677	69	—	3,794	5,724	4,893	285	0	10,902
Other	1,947	688	676	89	3,400	6,337	1,496	2,089	92	10,014

Total	30,030	24,467	3,057	89	57,643	83,377	67,882	8,646	92	159,997
Share of Total	52%	43%	5%	0%	100%	52%	43%	5%	0%	100%

	Q3 2014
Sequential change, percent	Net- works	Global Services	Support Solutions	Modems	Total
North America	-11%	1%	-32%	—	-8%
Latin America	3%	8%	112%	—	9%
Northern Europe & Central Asia	22%	3%	45%	—	16%
Western & Central Europe	-3%	5%	-4%	—	1%
Mediterranean	-15%	3%	6%	—	-5%
Middle East	46%	14%	55%	—	34%
Sub Saharan Africa	44%	18%	15%	—	30%
India	25%	5%	215%	—	22%
North East Asia	4%	14%	215%	—	10%
South East Asia & Oceania	13%	-3%	-44%	—	4%
Other	-11%	34%	5%	—	1%

Total	4%	6%	8%	—	5%

	Q3 2014
Year over year change, percent	Net- works	Global Services	Support Solutions	Modems	Total
North America	4%	-11%	28%	—	-3%
Latin America	-3%	24%	54%	—	11%
Northern Europe & Central Asia	8%	2%	39%	—	7%
Western & Central Europe	2%	7%	21%	—	6%
Mediterranean	-19%	-1%	43%	—	-8%
Middle East	64%	12%	-6%	—	38%
Sub Saharan Africa	-9%	1%	-62%	—	-9%
India	95%	10%	297%	—	56%
North East Asia	26%	-7%	386%	—	16%
South East Asia & Oceania	7%	7%	-47%	—	5%
Other	43%	91%	43%	—	55%

Total	13%	2%	30%	—	9%

	Jan - Sep 2014
Year over year change, percent	Net- works	Global Services	Support Solutions	Modems	Total
North America	-9%	-14%	59%	—	-9%
Latin America	0%	14%	-15%	—	5%
Northern Europe & Central Asia	8%	-1%	3%	—	5%
Western & Central Europe	-3%	6%	16%	—	3%
Mediterranean	-18%	-4%	27%	—	-9%
Middle East	47%	8%	-11%	—	25%
Sub Saharan Africa	-24%	-5%	-41%	—	-18%
India	51%	6%	31%	—	28%
North East Asia	8%	-19%	137%	—	-2%
South East Asia & Oceania	-12%	6%	-18%	—	-5%
Other	20%	39%	41%	—	28%

Total	1%	-3%	21%	—	0%

Ericsson Third Quarter Report 2014	29

PROVISIONS

	2013				2014
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Opening balance	8,638	9,499	7,716	6,414	5,362	4,928	4,579
Additions	1,915	1,215	658	911	625	430	675
Utilization/Cash out	-758	-2,365	-1,534	-1,364	-977	-642	-648
Of which restructuring	-324	-1,001	-457	-307	-512	-246	-231
Reversal of excess amounts	-209	-586	-191	-575	-88	-298	-132
Reclassification, translation difference and other	-87	-47	-235	-24	6	161	93

Closing balance	9,499	7,716	6,414	5,362	4,928	4,579	4,567

	2013				2014
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep
Opening balance	8,638	8,638	8,638	8,638	5,362	5,362	5,362
Additions	1,915	3,130	3,788	4,699	625	1,055	1,730
Utilization/Cash out	-758	-3,123	-4,657	-6,021	-977	-1,619	-2,267
Of which restructuring	-324	-1,325	-1,782	-2,089	-512	-758	-989
Reversal of excess amounts	-209	-795	-986	-1,561	-88	-386	-518
Reclassification, translation difference and other	-87	-134	-369	-393	6	167	260

Closing balance	9,499	7,716	6,414	5,362	4,928	4,579	4,567

INFORMATION ON INVESTMENTS IN ASSETS SUBJECT TO DEPRECIATION, AMORTIZATION, IMPAIRMENT AND WRITE-DOWNS

	2013				2014
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Additions
Property, plant and equipment	1,196	1,278	778	1,251	1,034	1,320	1,415
Capitalized development expenses	282	214	237	182	197	185	155
IPR, brands and other intangible assets	196	22	1,418	562	77	621	935

Total	1,674	1,514	2,433	1,995	1,308	2,126	2,505

Depreciation, amortization and impairment losses
Property, plant and equipment	1,008	983	1,008	1,210	1,004	1,048	1,078
Capitalized development expenses	303	342	388	374	333	315	311
IPR, brands and other intangible assets, etc.	1,100	1,111	1,150	1,160	1,023	1,051	1,092

Total	2,411	2,436	2,546	2,744	2,360	2,414	2,481

RECONCILIATION TABLE, NON-IFRS MEASUREMENTS

CASH CONVERSION

	2013				2014
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Net income	1,204	1,516	3,010	6,444	1,692	2,662	2,624
Net income reconciled to cash	1,598	3,483	4,398	12,523	3,237	5,862	4,974
Cash flow from operating activities	-2,970	4,291	1,459	14,609	9,402	2,054	-1,350
Cash conversion	-185.9%	123.2%	33.2%	116.7%	290.5%	35.0%	-27.1%

NET CASH, END OF PERIOD
SEK million				Dec 31 2013	Mar 31 2014	Jun 30 2014	Sep 30 2014
Cash and cash equivalents				42,095	38,096	33,088	32,042
+ Short term investments				34,994	41,779	35,310	34,011
- Borrowings, non-current				22,067	18,900	19,504	20,647
- Borrowings, current				7,388	5,737	3,525	1,997
- Post employment benefits				9,825	11,633	12,884	13,972
Net cash, end of period				37,809	43,605	32,485	29,437

Ericsson Third Quarter Report 2014	30

OTHER INFORMATION

	Jul - Sep		Jan - Sep		Jan - Dec
	2013	2014	2013	2014	2013
Number of shares and earnings per share
Number of shares, end of period (million)	3,305	3,305	3,305	3,305	3,305
Of which class A-shares (million)	262	262	262	262	262
Of which class B-shares (million)	3,043	3,043	3,043	3,043	3,043
Number of treasury shares, end of period (million)	77	66	77	66	74
Number of shares outstanding, basic, end of period (million)	3,228	3,239	3,228	3,239	3,231
Numbers of shares outstanding, diluted, end of period (million)	3,259	3,271	3,259	3,271	3,262
Average number of treasury shares (million)	78	67	81	70	79
Average number of shares outstanding, basic (million)	3,227	3,238	3,225	3,235	3,226
Average number of shares outstanding, diluted (million) 1)	3,258	3,270	3,256	3,268	3,257
Earnings per share, basic (SEK)	0.91	0.82	1.74	2.27	3.72
Earnings per share, diluted (SEK) 1)	0.90	0.81	1.72	2.25	3.69
Ratios
Days sales outstanding	—	—	109	111	97
Inventory turnover days	73	68	72	69	62
Payable days	51	55	53	57	53
Equity ratio (%)	—	—	52.4%	52.3%	52.6%
Capital turnover (times)	1.2	1.3	1.2	1.2	1.3
Cash conversion %, end of period 2)	33.2%	-27.1%	29.3%	71.8%	79.0%
Payment readiness, end of period	—	—	69,651	78,595	82,631
Payment readiness, as percentage of sales	—	—	32.6%	36.8%	36.3%
Exchange rates used in the consolidation
SEK/EUR - average rate	—	—	8.60	9.04	8.67
- closing rate	—	—	8.66	9.15	8.90
SEK/USD - average rate	—	—	6.53	6.69	6.52
- closing rate	—	—	6.42	7.27	6.46
Other
Regional inventory, end of period,	18,416	17,094	18,416	17,094	14,652
Export sales from Sweden	24,019	26,871	73,728	79,106	108,944

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share
2)	Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures can be found on page 30.

NUMBER OF EMPLOYEES
	2013				2014
End of period	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30
North America	15,404	15,047	14,825	14,931	14,902	15,306	15,554
Latin America	11,153	11,412	11,402	11,445	9,731	11,179	10,901
Northern Europe & Central Asia 1)	21,043	21,148	22,038	21,892	21,484	21,476	21,691
Western & Central Europe	11,118	11,235	11,612	11,530	11,455	12,624	12,606
Mediterranean	12,015	12,405	12,350	12,314	12,253	12,475	13,306
Middle East	3,951	3,951	3,766	3,752	3,749	3,736	3,831
Sub Saharan Africa	1,967	2,101	2,081	2,084	2,094	2,284	2,288
India	14,588	16,183	16,978	17,622	17,991	18,495	19,413
North East Asia	14,088	14,059	14,625	14,503	13,490	13,448	13,653
South East Asia & Oceania	4,321	4,264	4,312	4,267	4,234	4,359	4,265

Total	109,648	111,805	113,989	114,340	111,383	115,382	117,508

1) Of which in Sweden	17,550	17,264	18,008	17,858	17,545	17,497	17,655

Ericsson Third Quarter Report 2014	31

RESTRUCTURING CHARGES BY FUNCTION

	2013				2014
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Cost of sales	-698	-707	-600	-652	-82	-116	-168
Research and development expenses	-552	-117	-64	-139	-19	-80	-92
Selling and administrative expenses	-589	-110	-55	-170	-29	-47	-19

Total	-1,839	-934	-719	-961	-130	-243	-279

	2013				2014
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep
Cost of sales	-698	-1,405	-2,005	-2,657	-82	-198	-366
Research and development expenses	-552	-669	-733	-872	-19	-99	-191
Selling and administrative expenses	-589	-699	-754	-924	-29	-76	-95

Total	-1,839	-2,773	-3,492	-4,453	-130	-373	-652

RESTRUCTURING CHARGES BY SEGMENT
	2013				2014
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Networks	-1,251	-316	-299	-316	-93	-128	-80
Global Services	-385	-586	-410	-616	-32	-81	-122
Of which Professional Services	-270	-389	-290	-420	-25	-63	-85
Of which Network Rollout	-115	-197	-120	-196	-7	-18	-37
Support Solutions	-111	-34	-11	-30	-5	-34	-77
Modems	—	—	—	—	—	—	—
Unallocated	-92	2	1	1	0	—	—

Total	-1,839	-934	-719	-961	-130	-243	-279

	2013				2014
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep
Networks	-1,251	-1,567	-1,866	-2,182	-93	-221	-301
Global Services	-385	-971	-1,381	-1,997	-32	-113	-235
Of which Professional Services	-270	-659	-949	-1,369	-25	-88	-173
Of which Network Rollout	-115	-312	-432	-628	-7	-25	-62
Support Solutions	-111	-145	-156	-186	-5	-39	-116
Modems	—	—	—	—	—	—	—
Unallocated	-92	-90	-89	-88	—	—	—

Total	-1,839	-2,773	-3,492	-4,453	-130	-373	-652

Ericsson Third Quarter Report 2014	32